SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT

          UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                              First Bancshares, Inc.
                              ----------------------
                                (Name of Issuer)

                             First Bancshares, Inc.
                      ----------------------------------
                     (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  318687 10 0
                     ------------------------------------
                     (CUSIP Number of Class of Securities)

                               Ronald J. Walters
                             First Bancshares, Inc.
                              142 E. First Street
                         Mountain Grove, Missouri 65711
                                (417) 926-5151
        -----------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Persons Filing Statement)

                                 With a copy to:
                               John F. Breyer, Jr.
                             Breyer & Associates PC
                        8180 Greensboro Drive, Suite 785
                             McLean, Virginia 22102
                                (703) 883-1100

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                         CALCULATION OF FILING FEE
------------------------------------------------------------------------------
     Transaction Valuation(*)                  Amount of Filing Fee**
     ------------------------                  ----------------------
            $2,514,456                                $98.83

* Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $21.00 by (B) the total number of shares of common stock (119,736 shares) owned by all such stockholders of record immediately prior to the reverse stock split.

** Determined pursuant to Rule 0-11(b)(1) as $2,514,546 multiplied by
..00003930

[ ]Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously               (3) Filing Party: First Bancshares, Inc.
      paid:   $98.83
(2) Form or Registration            (4) Date Filed: June 10, 2008
      No.: Schedule 13E-3


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                              INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") is submitted by First Bancshares, Inc., a Missouri corporation (the "Company"). This Statement relates to a proposed amendment to the Company's Articles of Incorporation to effect a 1-for-500 reverse stock split, followed immediately by a 500-for-1 forward stock split (collectively the "Split Transaction") of the Company's common stock in order to effect a going private transaction.

In connection with the going private transaction, the Company filed a definitive proxy statement with the Securities and Exchange Commission on April 25, 2008. The proposed Split Transaction did not receive the approval of the Company's stockholders at the Company's June 10, 2008 Annual Meeting of Stockholders. Accordingly, the Company's Board of Directors terminated the proposed Split Transaction and the Board issued a press release on June 10, 2008 announcing the termination of its plans to effect a going private transaction. A copy of the press release is included as an exhibit to this
Schedule 13E-3.

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                            TRANSACTION STATEMENT

Item 15  Additional Information

     (b)  Other Material Information.

On June 10, 2008, the Company issued a press release announcing that it had abandoned its going private transaction since the proposals to amend the Company's Articles of Incorporation to provide for a 1-for-500 reverse stock split and a related 500-for-1 forward stock split were not approved by stockholders at the Company's June 10, 2008 Annual Meeting of Stockholders.

Item 16  Exhibits

     (a)  Disclosure Materials. Press release dated June 10, 2008.


                                      3

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                                SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2008

                                FIRST BANCSHARES, INC.


                                    /s/Daniel P. Katzfey
                                By: -----------------------------------------
                                    Daniel P. Katzfey
                                    President and Chief Executive Officer



                                      4


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                                Exhibit Index


Ex 99.1      News Release of First Bancshares, Inc. dated June 10, 2008.

                               Exhibit 99.1

        News Release of First Bancshares, Inc. dated June 10, 2008

                      FIRST BANCSHARES, INC. ANNOUNCES
                       RESULTS OF ANNUAL MEETING AND
                     TERMINATION OF PLANS TO GO PRIVATE


     Mountain Grove, Missouri - June 10, 2008 - First Bancshares, Inc. (NASDAQ
 FstBksh: FBSI) announced today that the Company's Board of Directors has terminated its plans to reduce the number of stockholders below 300 in order to terminate the registration of the Company's common stock and to suspend its reporting obligations with the Securities and Exchange Commission ("SEC"). This was to be accomplished through proposals to amend the Company's Articles of Incorporation to provide for a 1-for-500 reverse stock split, followed immediately by a 500-for-1 forward stock split, which proposals did not receive stockholder approval at the Company's Annual Meeting of Stockholders held on June 10, 2008. As a result of the defeat of these proposals by stockholders, the Company will continue its reporting obligations as an SEC-reporting company.

     The Company also announced that its two nominees for director had each been elected by stockholders and that its stockholders did not approve the stockholder proposal for the declassification of the Company's Board of Directors.


First Bancshares, Inc. is the holding company for First Home Savings Bank, a FDIC-insured savings bank chartered by the State of Missouri that conducts business from its home office in Mountain Grove, Missouri, ten full service offices in Marshfield, Ava, Gainesville, Sparta, Springfield, Theodosia, Crane, Galena, Kissee Mills and Rockaway Beach, Missouri, and a loan origination office in Springfield, Missouri.

The Company and its wholly-owned subsidiaries, First Home Savings Bank and SCMG, Inc. may from time to time make written or oral "forward-looking statements," including statements contained in its filings with the Securities and Exchange Commission, in its reports to stockholders, and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

Contact:  Daniel P. Katzfey, President and Chief Executive Officer (417)
926-5151

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